

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 8, 2012

<u>Via E-mail</u>
Lisa C. Im
Chief Executive Officer
Performant Financial Corporation
333 N. Canyons Parkway
Livermore, California 94551

Re: **Performant Financial Corporation**
Registration Statement on Form S-1/A
Filed August 7, 2012
File No. 333-182529

Dear Ms. Im:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 10</u>
<u>Risks Related to This Offering and Our Common Stock, page 20</u>

1.   Please revise to include risk factor disclosure addressing the potential conflict of interests on behalf of Parthenon Capital Partners in arriving at the decision to take the company public at this time. In this regard, we note that Parthenon will receive

Lisa C. Im
Performant Financial Corporation
August 8, 2012
Page 2

significant benefits from the proceeds of the offering, namely, payment of the $1.1 million termination fee in connection with the Advisory Agreement, and a transaction fee equal to 1% of the gross proceeds of the offering.

Revenue Recognition, page 37
(c) Revenues, Accounts Receivable, and Reserve for Appeals, page F-29

2.   We note your response to comment one from our letter dated August 6, 2012. It appears that some portion of the "reserve for appeals" is an accrual for a loss contingency. Accordingly, you should revise the caption to be more descriptive of the nature of the accrual without referring to it as a reserve. Refer to ASC 450-20-50-1. Additionally, please reclassify the corresponding liability reported under other accounts (i.e., other current liabilities) in prior periods to conform to your current presentation for your liability for appeals on the RAC Contract.

3.   If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50-2.

4.   To the extent that some portion of the Reserve for Appeals is allocated to uncollected accounts receivable for each period presented, per your revised disclosure on page 37, you should revise the parenthetical allowance for trade accounts receivable on pages F-3 and F-24 to include that amount. Include a footnote on page F-23 to identify the portion of the Reserve for Appeals- RAC Contract that applies to uncollected accounts receivable.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding

Lisa C. Im
Performant Financial Corporation
August 8, 2012
Page 3

comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director